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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maplewood Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expwy., Suite 715
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Dooley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maplewood Investment Advisors, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JENNIFER L DENOY
My Commission Expires
August 6, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAPLEWOOD INVESTMENT ADVISORS, INC.

CONTENTS


MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Maplewood Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Maplewood Investment Advisors, Inc. (the "Company") as of September 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maplewood Investment Advisors, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Maplewood Investment Advisors, Inc.'s financial statements. The information in Schedule I is the responsibility of Maplewood Investment Advisors, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 16, 2016


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Financial Condition
September 30, 2016

ASSETS

Cash	$ 944,309
Securities owned, at fair value	1,937,557
Receivable from broker-dealers and clearing organizations	251,940
Receivable from related parties	1,000
Property and equipment, net	18,852
Other assets	40,764
Total Assets	$ 3,194,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 734,908
Commissions payable	197,956
Payable to shareholders	814,066
Total Liabilities	1,746,930
Stockholders' equity:	
Common stock, 1,000,000 shares authorized with $0.01 par value, 10,500 issued and outstanding	105
Additional paid-in capital	1,115,472
Treasury stock	(814,066)
Retained eamings	1,145,981
Total Stockholders' Equity	1,447,492
Total Liabilities and Stockholders' Equity	$ 3,194,422

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Income
For the Year Ended September 30, 2016

Revenues:	
Securities commissions	$ 280,153
Mutual fund commissions	2,480,519
Management fees and other	2,051,545
Interest income	23,185
Dividend income	15,267
Net gains (losses) on securities trading accounts	920,410
	5,771,079
Expenses:	
Compensation and benefits	2,904,444
Commissions and clearing fees	2,238,017
Communications	99,036
Promotional costs	2,966
Regulatory fees and expenses	74,440
Occupancy and equipment costs	189,728
Other expenses	191,627
Other taxes	6,407
	5,706,665
Net income before income taxes	64,414
Provision (benefit) for federal income taxes	13,528
Provision for state income taxes	11,405
Net Income	$ 39,481

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2016

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at September 30, 2015	10,000	$ 100	$ 1,007,676	$ 1,106,500	$ 0	$ 2,114,276
Common Stock Sold	500	5	107,796			107,801
Treasury Stock Commitment					(814,066)	(814,066)
Net Income				39,481		39,481
Balances at September 30, 2016	10,500	$ 105	$1,115,472	$ 1,145,981	$ (814,066)	$ 1,447,492

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flows from operating activities:	
Net income	$ 39,481
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation expense	15,576
Change in operating assets and liabilities:	
Decrease in securities owned	88,911
Decrease in receivable from broker-dealers and clearing organizations	68,024
Decrease in other assets	10,081
Increase in accounts payable and accrued expenses	210,633
Decrease in commissions payable	(86,661)
Net cash provided (used) by operating activities	346,045
Cash flows from investing activities:	
Purchases of property and equipment	(845)
Net cash provided (used) by investing activities	(845)
Cash flows from financing activities:	
Common stock sold	107,801
Net cash provided (used) by financing activities	107,801
Net increase in cash	453,001
Cash at beginning of year	491,308
Cash at end of year	$ 944,309
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 1,281
Interest	$ -0-

Non cash financing activities:

The company has accrued $814,066 to repurchase common stock in accordance with the terms of the shareholder agreement.

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Notes to Financial Statements
September 30, 2016

Note 1 - Summary of Significant Accounting Policies

Maplewood Investment Advisors, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers consist primarily of individuals located in Texas.

Securities transactions (and related commission revenue and expense) are recorded on trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2016 was $15,576 and is reflected in occupancy and equipment costs.

The common stock repurchase clause of the shareholder agreement was invoked as of the end of August 2016. The Company has accrued the amount payable of $814,066 and will comply with the agreement by the end of August 2018.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets; a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 - Fair Value Disclosures

Fair Value Measurements

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 and Level 2 investments at September 30, 2016, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at September 30, 2016. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Money market	$ 1,828,772	$ 1,828,772	$ -0-	$ -0-
Mutual funds	-0-	-0-	-0-	-0-
Equity securities	-0-	-0-	-0-	-0-
Debt securities	108,785	-0-	108,785	-0-
Total	$ 1,937,557	$ 1,828,772	$ 108,785	$ -0-

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended September 30, 2016.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2016, the Company had net capital of approximately $1,333,356 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .70 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at September 30, 2016 are as follows:

September 30,	
2017	$ 71,841
	$ 71,841

Note 4 - Lease Commitments, continued

Rental expense for the year ended September 30, 2016 was $106,445 and is reflected in occupancy and equipment costs.

Note 5 - Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal tax payable in the amount of $3,841 included in accounts payable and accrued expenses. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of income are non-deductible for tax reporting purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. Employer contributions to the plan are at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $274,912 were paid to the plan for the year ended September 30, 2016.

Note 7 - Related Party Transactions

The Company has a receivable from a stockholder in the amount of $1,000 at September 30, 2016.

The Company received commissions and fees from MIAI, Inc. (a related company) of $1,535,954 during the year ended September 30, 2016, which is included in management fees and other.

Note 8 - Property and Equipment

As of September 30, 2016, property and equipment consisted of the following:

Computer equipment	$ 102,686
Office furniture	54,623
Leasehold improvements	8,861
	166,170
Accumulated depreciation	(147,318)
Property and equipment, net	$ 18,852

MAPLEWOOD INVESTMENT ADVISORS, INC.
Notes to Financial Statements
September 30, 2016

Note 9 - Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits. The Company regularly monitors the financial stability of these financial institutions and believes that the Company is not exposed to any significant credit risk.

Note 10 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm (National Financial Services, LLC), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with National Financial Services, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the balance sheet as receivable from broker-dealers and clearing organizations.

Note 11 - Commitment and Contingencies

The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2016

Schedule I

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,447,492
Less:		
Other deductions or allowable credits		
Excess fidelity bond deductible		(13,000)
Total capital and allowable subordinated liabilities		1,434,492
Deductions and/or charges		
Non-allowable assets:		
Receivable from related parties	$ 1,000	
Property and equipment, net	18,852	
Other receivable	605	
Other assets	40,764	
Other miscellaneous deductions	42	(61,263)
Net capital before haircuts on securities positions		1,373,229
Haircuts on securities		(39,873)
Undue concentration		-0-
Net capital		$ 1,333,356

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 734,908
Commissions payable	197,956
Total aggregate indebtedness	$ 932,864

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 62,191
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,233,356
Excess net capital at 1000%	$ 1,240,070
Ratio: Aggregate indebtedness to net capital	.70 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2016


MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Maplewood Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Maplewood Investment Advisors, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Maplewood Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Maplewood Investment Advisors, Inc. stated that Maplewood Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Maplewood Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maplewood Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 16, 2016


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS


MAPLEWOOD
INVESTMENT ADVISORS

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Maplewood Investment Advisors, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of September 30, 2016 and during the period from October 1, 2015 through September 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2016 without exception.

Maplewood Investment Advisors, Inc.

Daniel C. Dooley, President/CEO

11-10-2016
Date

8750 N. CENTRAL EXPRESSWAY, SUITE 715 – DALLAS, TEXAS 75231 – 214-739-5677 – 214-739-0166 FAX

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2016


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Maplewood Investment Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, solely to assist you and the other specified parties in evaluating Maplewood Investment Advisors, Inc.'s (the Company) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 16, 2016

Edited

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52221 FINRA SEP
MAPLEWOOD INVESTMENT ADVISORS INC
8750 N CENTRAL EXPY STE 715
DALLAS, TX 75231-6453

2,935

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,493

B. Less payment made with SIPC-6 filed (exclude interest) + (3,558 = 3569.00

4/20/16 Also Check #21535 for $11.00
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~2,955~~ 2924.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~2,955~~ 2924.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 2,935

H. Overpayment carried forward $(11.00 ✓)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maplewood Investment Advisors, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of October, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 10/25/16 Postmarked 11/3/16 Received 11/9/16 Reviewed

Calculations JB Documentation ________ Forward Copy ________

Exceptions: Edited for your information.

Disposition of exceptions: Thank you,

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,155,589
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	31,177
Total additions	31,177
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,069,970
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	337,270
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	181,891
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	500
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,589,631
2d. SIPC Net Operating Revenues	$ 2,597,135
2e. General Assessment @ .0025	$ 6,493 (to page 1, line 2.A.)